September 16, 2019

Timothy T. Goodnow, Ph.D.
Chief Executive Officer
Senseonics Holdings, Inc.
20451 Seneca Meadows Parkway
Germantown, MD 20876-7005

       Re: Senseonics Holdings, Inc.
           Registration Statement on Form S-3
           Filed September 6, 2019
           File No. 333-233656

Dear Dr. Goodnow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Darren K. DeStefano, Esq.